UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

tronc, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89703P107

(CUSIP Number)

California Capital Equity, LLC

Attn: Patrick Soon-Shiong

9920 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

With a Copy to:

Martin J. Waters

Daniel L. Horwood

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107	13D/A

(1)	NAMES OF REPORTING PERSONS California Capital Equity, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 7,650,000 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 7,650,000 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,650,000 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 89703P107	13D/A

(1)	NAMES OF REPORTING PERSONS Nant Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 7,650,000 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 7,650,000 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,650,000 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 89703P107	13D/A

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,093,619 (See Item 5)
	(8)	SHARED VOTING POWER 8,743,619 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 1,093,619 shares (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 8,743,619 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,743,619 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) PN

This Amendment No.5 amends and supplements the Schedule 13D (as amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2016, as amended by amendment no. 1 to Schedule 13D filed with the SEC on November 23, 2016, amendment no. 2 to Schedule 13D filed with the SEC on March 22, 2017, amendment no. 3 to Schedule 13D filed with the SEC on March 28, 2017 and amendment no. 4 to Schedule 13D filed with the SEC on April 5, 2017 by certain of the Reporting Persons (as defined below) with respect to the common stock, par value $0.01 per share (“Common Stock”) of tronc, Inc., a Delaware corporation (formerly known as Tribune Publishing Company, the “Issuer”) by Dr. Patrick Soon-Shiong, a natural person and citizen of the United States, Nant Capital, LLC, limited liability company organized under the laws of the state of Delaware (“Nant Capital”) and California Capital Equity, LLC, a limited liability company organized under the laws of the state of Delaware (“CalCap” and, together with Dr. Soon-Shiong, and Nant Capital, the “Reporting Persons”).

Except as otherwise set forth below, the information set forth in the Schedule 13D remains unchanged and is incorporated by reference into this Amendment.

Percentages are based upon a total of 32,695,496 shares outstanding, based on the information contained in the Issuer’s Annual Report on Form 10-K filed on March 9, 2017 and the Current Report on Form 8-K filed on March 23, 2017.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and restated as follows:

On April 6, 2017, counsel for the Reporting Persons delivered the letter attached as Exhibit 6 hereto (the “Nant Letter”) to Yosef J. Riemer, counsel for the Issuer, in response to a letter received by Mr. Riemer on April 5, 2017 (the “tronc Letter”). The Nant Letter explains that the purchases made by the Reporting Persons were done in accordance with Issuer policy and applicable law, and that suggestions in the tronc Letter about a “coerced” sale of certain of the Issuer’s assets are untrue.

In addition, as previously disclosed in the Schedule 13D filed by the Reporting Persons on June 8, 2016, NantWorks, LLC (“NantWorks”), an affiliate of the Reporting Persons, was finalizing terms with the Issuer for a co-exclusive, non-transferable, fee-bearing license pursuant to which the Issuer will receive access to over 100 machine vision and artificial intelligence technology patents for news media applications as well as access to and use of studio space made available by NantStudio, LLC, a subsidiary of NantWorks. While a more definitive agreement has not yet been finalized, NantWorks and the Issuer entered into a Binding Term Sheet on May 22, 2016 (the “Binding Term Sheet”), which provides that if the parties do not execute a more definitive agreement within a reasonable time, then the Binding Term Sheet will be enforceable against both parties, but is contingent upon Tribune Media approval. In connection with these transactions, the Company will issue to NantStudio, LLC 333,333 shares of Common Stock, which shares will be beneficially owned by the Reporting Persons.

Except as set forth herein, the Reporting Persons do not currently have any specific plan or proposal with respect to any action that would result in the occurrence of any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time, including, but not limited to, purchasing or otherwise acquiring additional securities of the Issuer (subject to any contractual or other limitations that may current exist), selling or otherwise disposing of any securities of the Issuer beneficially owned by the Reporting Persons, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of, among other things, the investment strategy of the Reporting Persons, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following document is filed as an exhibit to this Schedule 13D:

Exhibit 7: Letter from John B. Quinn to the Issuer, dated April 6, 2017.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: April 6, 2017

NANT CAPITAL, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on June 7, 2016).

2	Securities Purchase Agreement, by and among Tribune Publishing Company, Nant Capital, LLC and Dr. Patrick Soon-Shiong, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001- 36230) filed with the SEC on May 23, 2016).

3	Registration Rights Agreement, by and between Tribune Publishing Company and Nant Capital, LLC, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001- 36230) filed with the SEC on May 23, 2016).

4	Stock Purchase Agreement, dated as of February 24, 2017, by and between HG Vora Special Opportunities Master Fund, Ltd. and Nant Capital, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed on March 22, 2017).

5	Letter from John B. Quinn to the Issuer, dated March 27, 2017 (incorporated by reference to Exhibit 5 to the Schedule 13D/A filed on March 28, 2017).

6	Letter from John B. Quinn to Yosef J. Reimer, Counsel to the Issuer, dated April 5, 2017(incorporated by reference to Exhibit 6 to the Schedule 13D/A filed on April 5, 2017).

7	Letter from John B. Quinn to Yosef J. Reimer, Counsel to the Issuer, dated April 6, 2016.